Exhibit 99.1

BGF Industries, Inc.

Reconciliation of Net Income to Adjusted EBITDA

(dollars in thousands)

	Fiscal Year Ended December 31,
	2005	2004	2003	2002	2001	2000
			(as restated)
Net income (loss)	$(4,935)	$1,881	$(3,436)	$(140,573)	$(3,078)	$8,330
Depreciation and amortization	10,018	5,494	6,039	12,966	8,744	8,584
Interest	11,333	12,025	13,812	13,926	13,972	14,168
Taxes	30	16	—	6,835	(1,868)	5,602
Non-cash non-recurring charges:
Reserve on loan to parent	—	—	—	97,711	—	—
Asset impairment charge	—	712	—	5,816	—	—
Retirement settlement charge	—	—	—	1,386	—	—

Adjusted EBITDA(1)	$16,446	$20,128	$16,415	$(1,933)	$17,770	$36,684

(1)	BGF reports EBITDA results, which are non-GAAP, as a complement to results provided in accordance with accounting principles generally accepted in the United States (GAAP) and believes such information provides additional measurement of performance. The definition of Adjusted EBITDA is that used in the Loan and Security Agreement by and among BGF Industries, Inc. as Borrower, The Lenders that are Signatories and Wells Fargo Foothill, Inc. as the Arranger and Administrative Agent (“WFF Loan”).